FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated January 27, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

MERGER AGREEMENT

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS (B3: AGRO3) (NYSE: LND) (“BrasilAgro”), pursuant to Article 157, Paragraph 4 of Law 6,404/76 and to CVM Instructions 358/02, and 565/15, 2015, as amended, hereby reports to its shareholders and the general market that, in addition to the Material Fact and the Notice to the Market released on November 22, 2019 and December 23, 2019, respectively, the closing of the transaction set forth in the Merger Agreement and Other Covenants entered into by BrasilAgro, Agrifirma Brasil Holding S.A. (“Agrifirma Holding”), Agrifirma Brasil Agropecuária S.A. (“Agrifirma Agropecuária”), among others, on November 22, 2019 (“Merger Agreement”) occurred on the date hereof.

In view of the satisfaction of the conditions precedent set forth in the Merger Agreement, the resolutions approved in the Extraordinary Shareholders’ Meeting of BrasilAgro held on December 23, 2019 were consummated and became effective, on the date hereof, pursuant to which (i) Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, (ii) BrasilAgro became the owner of one hundred percent (100%) of the total voting share capital of Agrifirma Agropecuária, becoming its controlling shareholder, (iii) the Company’s share capital was increased by one hundred and fifteen million, five hundred and eighty-six thousand, five hundred and seventy-six reais and seventy-nine cents (R$ 115,586,576.79), from five hundred and eighty-four million and two hundred and twenty-four thousand reais (R$584,224,000.00) to six hundred and ninety-nine million, eight hundred and ten thousand, five hundred and seventy-six Reais and seventy-nine cents (R$ 699,810,576.79), upon the issuance of five million, two hundred and fifteen thousand, three hundred and eighty-five (5,215,385) new common, registered, book-entry shares with no par value of the

Company, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such a manner that the share capital of the Company is now divided into sixty-two million, one hundred and four thousand, three hundred and one (62,104,301), and (iv) a subscription warrant was issued in favor of AB (Holdings) 1 S.À.R.L (“AB Holdings”), a shareholder of Agrifirma Holding, which will entitle AB Holdings (or its permitted successors and assignees) to subscribe up to six hundred and fifty-four thousand, four hundred and eighty-seven (654,487) new common, registered, book-entry shares with no par value of BrasilAgro, subject to the terms and conditions set forth in the Merger Agreement.

The merger was made upon exchange of shares and the initial exchange rate was R$31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) – as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.

São Paulo, January 27, 2020.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer